December 13, 2016

H. Stephen Kim, Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance, Office of Financial Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	LegacyTexas Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K
Filed October 18, 2016
File No. 001-34737

Dear Mr. Kim:

We are writing to you in response to your letter dated December 5, 2016 with respect to the review, by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), of LegacyTexas Financial Group, Inc.’s (the “Company”) above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (“2015 Form 10-K”), which was filed on February 26, 2016, and the Form 8-K containing the Company’s earnings release for the quarter ended September 30, 2016, which was filed on October 18, 2016. The Company’s 2015 Form 10-K is referenced in the subject line of your letter dated December 5, 2016, however, no comments on the 2015 Form 10-K are noted therein. Our response to your comment on the Company’s Form 8-K filed October 18, 2016 is provided below. For your convenience, we have restated the text of your comment.

This response letter has been filed via EDGAR, tagged as “CORRESP.”

In providing these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K filed October 18, 2016

Exhibit 99.1 Press release announcing third quarter 2016 earnings dated October 18, 2016

Non-GAAP Disclosure, page 16

1.
We note that your non-GAAP financial measures, “Core (non-GAAP) net income” and “Core (non-GAAP) non-interest income,” include an adjustment for “one-time (gain) loss on assets” that appears in several quarters. Please tell us and revise future filings to clearly describe the nature of these adjustments for each quarter presented. In addition, please tell us how you considered the guidance in Question 102.03 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 in your determination that these adjustments comply with Item 10(e) of Regulation S-K.

Response: The table below presents in greater detail the specific adjustments for “one-time (gain) loss on assets” contained under “Core (non-GAAP) non-interest income” and “Core (non-GAAP) net income” by the periods presented in the Company’s press release announcing third quarter 2016 earnings dated October 18, 2016 ($ in thousands):

Core Non-Interest Income: Breakdown of one-time (gain) loss on assets (gross of tax)	Sept. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sept. 30, 2015
Change in value of investments in community development-oriented private equity funds used for Community Reinvestment Act purposes (the "CRA Funds")	$(105)	$237	$531	$(46)	$(202)
Sale of miscellaneous fixed assets	—	1	—	(21)	2
Sale of branch locations	—	—	(3,891)	(138)	—
	$(105)	$238	$(3,360)	$(205)	$(200)
Core Net Income: Breakdown of one-time (gain) loss on assets (net of tax)
Change in value of investments in CRA Funds	$(68)	$154	$345	$(30)	$(131)
Sale of miscellaneous fixed assets	—	1	—	(13)	1
Sale of branch locations	—	—	(2,529)	(90)	—
	$(68)	$155	$(2,184)	$(133)	$(130)

As shown above, a substantial portion of the “one-time (gain) loss on assets” related to the “gain on sale of branch locations.” During the quarters ended December 31, 2015 and March 31, 2016, we sold three branch facilities, of which two facilities were sold as a result of our merger with LegacyTexas Group, Inc., which was effective January 1, 2015. The third facility involved a sale-lease back transaction. The balance of the “one-time (gain) loss on assets” reflected in the table are adjustments related to the change in value of the Company’s investments in CRA Funds and the sale of miscellaneous fixed assets by the Company.

Management has carefully reconsidered the guidance contained in the updated Compliance and Disclosure Interpretations (“CDIs”) issued on May 17, 2016. Management believes that the branch sale-related gains recognized during the quarters ended December 31, 2015 and March 31, 2016 are generally isolated events associated with a discrete transaction, and are generally non-recurring in nature. Accordingly, management believes the presentation of this information in its non-GAAP financial measures provides users of its financial statements additional useful information to evaluate the Company’s underlying earnings by excluding amounts associated with these infrequent or discrete types of events and transactions.

As for the mark to market adjustments to reflect the change in value of the Company’s investment in the CRA Funds, these adjustments were historically isolated events, although recently such adjustments have become more commonplace. The sale of fixed assets is not a common occurrence for the Company; however, these amounts are generally considered by the Company to be not material or significant. Based on the foregoing, the Company will exclude any adjustments for the CRA Funds and non-material amounts related to the sale of fixed assets, as well as any other items to the extent they do not comply with the guidance contained in the updated CDIs issued on May 17, 2016, from future earnings release materials and other filings.

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We appreciate the Staff’s attention to the Company’s filings and the opportunity to provide the foregoing responses to the Staff’s comments. Should you have any questions concerning the foregoing, please do not hesitate to call Amanda Taylor, Senior Vice President and SEC Reporting Manager, at (972) 792-2945 or me at (972) 461-7107.

Sincerely,

/s/ J. Mays Davenport
Executive Vice President
and Chief Financial Officer